

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Kyle Fletcher
General Counsel
Celularity Inc
170 Park Ave
Florham Park, New Jersey 07932

> **Re: Celularity Inc**
> **Registration Statement on Form S-3**
> **Filed May 25, 2023**
> **File No. 333-272198**

Dear Kyle Fletcher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marianne Sarrazin